UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)[1]

Huntsman Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

447011107
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON STARBOARD VALUE LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,817,818
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,817,818
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,817,818	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,174,516
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,174,516
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,174,516	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%	
14	TYPE OF REPORTING PERSON CO	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,390,834
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,390,834
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,390,834	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 830,599
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 830,599
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,599	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

	1	NAME OF REPORTING PERSON STARBOARD P FUND LP	
	2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
	3	SEC USE ONLY	
	4	SOURCE OF FUNDS WC	
	5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
	6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,267,328	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 1,267,328	
	10	SHARED DISPOSITIVE POWER - 0 -	
	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,267,328	
	12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
	13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
	14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE P GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,267,328
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,267,328
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,267,328	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,097,927	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 2,097,927	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,097,927		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 581,804
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 581,804
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581,804	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE L LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 581,804	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 581,804	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581,804		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

CUSIP No. 447011107

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,679,731
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,679,731
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,679,731	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON STARBOARD LEADERS ECHO II LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,258
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 190,258
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,258	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,258
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 190,258
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,258	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,917,373
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,917,373
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,917,373	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,917,373
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,917,373
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,917,373	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON STARBOARD X MASTER FUND LTD	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,787,656
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,787,656
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,787,656	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON CO	

1	NAME OF REPORTING PERSON STARBOARD G FUND, L.P.	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,727,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,727,115
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,727,115	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE G GP, LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,727,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,727,115
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,727,115	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%	
14	TYPE OF REPORTING PERSON OO	

CUSIP No. 447011107

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,817,818
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,817,818
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,817,818	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,817,818
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,817,818
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,817,818	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,817,818
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,817,818
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,817,818	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%	
14	TYPE OF REPORTING PERSON OO	

21

1	NAME OF REPORTING PERSON JEFFREY C. SMITH	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 18,817,818
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 18,817,818

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,817,818	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%	
14	TYPE OF REPORTING PERSON IN	

1	NAME OF REPORTING PERSON PETER A. FELD	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 18,817,818
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 18,817,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,817,818	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%	
14	TYPE OF REPORTING PERSON IN	

23

1	NAME OF REPORTING PERSON JAMES L. GALLOGLY	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%	
14	TYPE OF REPORTING PERSON IN	

1	NAME OF REPORTING PERSON SANDRA BEACH LIN	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%	
14	TYPE OF REPORTING PERSON IN	

1	NAME OF REPORTING PERSON SUSAN C. SCHNABEL		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

26

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.   Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)   This statement is filed by:

(i)   Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), with respect to the Shares directly and beneficially owned by it;

(ii)   Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Shares directly and beneficially owned by it;

(iii)   Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), with respect to the Shares directly and beneficially owned by it;

(iv)   Starboard P Fund LP, a Cayman Islands exempted limited partnership ("Starboard P LP"), with respect to the Shares directly and beneficially owned by it;

(v)   Starboard Value P GP LLC ("Starboard P GP"), as the general partner of Starboard P LP;

(vi)   Starboard Value R LP ("Starboard R LP"), as the general partner of Starboard C LP and the managing member of Starboard P GP;

(vii)   Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Shares directly and beneficially owned by it;

(viii)   Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

(ix)   Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard R LP and Starboard L GP;

(x)   Starboard Leaders Echo II LLC, a Delaware limited liability company ("Starboard Echo II LLC"), with respect to the Shares directly and beneficially owned by it;

(xi)   Starboard Leaders Fund LP ("Starboard Leaders Fund"), as a member of Starboard Echo II LLC;

(xii)   Starboard Value A LP ("Starboard A LP"), as the general partner of Starboard Leaders Fund and the managing member of Starboard Echo II LLC and Starboard Value G GP, LLC;

(xiii)   Starboard Value A GP LLC ("Starboard A GP"), as the general partner of Starboard A LP;

(xiv)   Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), with respect to the Shares directly and beneficially owned by it;

(xv)   Starboard G Fund, L.P., a Delaware limited partnership ("Starboard G LP"), with respect to the Shares directly and beneficially owned by it;

(xvi)   Starboard Value G GP, LLC ("Starboard G GP"), as the general partner of Starboard G LP;

(xvii)   Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard Leaders Fund, Starboard X Master, Starboard G LP and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

(xviii)   Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP;

(xix)   Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

(xx)   Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

(xxi)   Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the "Board");

(xxii)   Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xxiii)   James L. Gallogly, as a nominee for the Board;

(xxiv)   Sandra Beach Lin, as a nominee for the Board; and

(xxv)   Susan C. Schnabel, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)   The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard P GP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard Echo II LLC, Starboard Leaders Fund, Starboard A LP, Starboard A GP, Starboard X Master, Starboard G LP, Starboard G GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. The principal business address of Mr. Gallogly is 4401 North Capital of Texas Highway, Austin, Texas 78746. The principal business address of Ms. Lin is 3754 Melville Circle, Flower Mound, Texas 75022. The principal business address of Ms. Schnabel is 3303 FarView Drive, Austin, Texas 78730.

(c)   The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master and Starboard G LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions. The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard Leaders Fund, Starboard X Master, Starboard G LP and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard P GP serves as the general partner of Starboard P LP. Starboard R LP serves as the general partner of Starboard C LP and the managing member of Starboard P GP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard A LP serves as the general partner of Starboard Leaders Fund and as the managing member of Starboard Echo II LLC and Starboard G GP. Starboard A GP serves as the general partner of Starboard A LP. Starboard G GP serves as the general partner of Starboard G LP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Mr. Gallogly is a private investor. The principal occupation of Ms. Lin is serving as a professional director. The principal occupation of Ms. Schnabel is serving as the Co-Founder and Co-Managing Partner of aPriori Capital Partners, L.P.

(d)   No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Messrs. Smith, Feld and Gallogly and Mses. Lin and Schnabel are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master, Starboard G LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 8,174,516 Shares beneficially owned by Starboard V&O Fund is approximately $213,391,797, excluding brokerage commissions. The aggregate purchase price of the 1,390,834 Shares beneficially owned by Starboard S LLC is approximately $36,447,118, excluding brokerage commissions. The aggregate purchase price of the 830,599 Shares beneficially owned by Starboard C LP is approximately $21,761,822, excluding brokerage commissions. The aggregate purchase price of the 1,267,328 Shares beneficially owned by Starboard P LP is approximately $33,744,231, excluding brokerage commissions. The aggregate purchase price of the 581,804 Shares beneficially owned by Starboard L Master is approximately $15,256,602, excluding brokerage commissions. The aggregate purchase price of the 190,258 Shares beneficially owned by Starboard Echo II LLC is approximately $5,052,407, excluding brokerage commissions. The aggregate purchase price of the 1,787,656 Shares beneficially owned by Starboard X Master is approximately $47,893,106, excluding brokerage commissions. The aggregate purchase price of the 2,727,115 Shares beneficially owned by Starboard G LP is approximately $72,391,285, excluding brokerage commissions. The aggregate purchase price of the 1,867,708 Shares held in the Starboard Value LP Account is approximately $56,906,244, excluding brokerage commissions.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 12, 2022, Starboard V&O Fund (together with its affiliates, "Starboard") delivered a letter to the Issuer (the "Nomination Letter"), dated January 11, 2022, nominating a slate of highly qualified director candidates, including James L. Gallogly, Sandra Beach Lin, Susan C. Schnabel and Jeffrey C. Smith, (collectively, the "Nominees"), for election to the Board at the Issuer's 2022 annual meeting of stockholders (the "Annual Meeting"). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, private equity, restructuring, strategic transformation and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience in the chemical, energy and broader industrial industries, including decades of experience as CEOs, senior executives, chairmen and directors of well-performing chemical and industrial companies.

On January 12, 2022, Starboard delivered a letter to the CEO and Chairman of the Board, Peter R. Huntsman, expressing its belief, among other things, that a truly independent Board is required to increase accountability given the Issuer's long history of missed expectations and operational underperformance. Starboard further expressed its concerns with the Company's severe corporate governance deficiencies and recent efforts to disenfranchise stockholders, including the Board's reactive decision to appoint four (4) new directors without consultation with one of the Company's largest stockholders despite Starboard's sincere efforts to engage constructively as well as the Issuer's seemingly deliberate curtailment of the director nomination window for the Annual Meeting and its refusal to agree to the use of a universal proxy card. For this reason, Starboard explained in the letter that it has nominated four (4) exceptional, experienced and highly-qualified Nominees for election to the Board at the Annual Meeting, including a direct Starboard representative. Starboard believes its Nominees have the experience and track record to put the Issuer on a path to best-in-class operational performance, greater accountability and great stockholder returns. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

James L. Gallogly is currently involved in philanthropy, ranching and private investing after most recently serving as the President of the University of Oklahoma, from July 2018 to May 2019. Previously, Mr. Gallogly served as the Chief Executive Officer of LyondellBasell Industries N.V. (NYSE: LYB), a global plastic, chemical and refining company, from May 2009 until his retirement in January 2015, also serving as Chairman of the Management Board from May 2010 to January 2015. Prior to that, Mr. Gallogly held several executive roles at ConocoPhillips (NYSE: COP), an energy company, including Executive Vice President of Worldwide Exploration and Production from October 2008 to May 2009, and Executive Vice President of Refining, Marketing and Transportation, from April 2006 to October 2008. From 2000 to 2006, he was President and Chief Executive Officer of Chevron Phillips Chemical Company, LLC, a global plastics and chemical company. Mr. Gallogly began his career with Phillips Petroleum Company in 1980, serving in a variety of legal, financial and operational positions including Vice President of Plastics, Vice President of Olefins and Polyolefins and Senior Vice President of Chemicals and Plastics. Mr. Gallogly served on the board of directors of Continental Resources, Inc. (NYSE: CLR), a petroleum and natural gas exploration and production company, from May 2017 to May 2018, and E. I. du Pont de Nemours and Company (n/k/a DuPont de Nemours, Inc.)(NYSE: DD), a chemicals, agriculture and specialty products company, from February 2015 to August 2017. Mr. Gallogly serves as the Vice Chairman of the University Cancer Foundation Board of Visitors at the University of Texas M.D. Anderson Cancer Center. He previously served on the boards of the American Chemistry Council, the American Plastics Council, the National Petrochemical and Refiners Association, Junior Achievement of Southeast Texas and the American Petroleum Institute. Mr. Gallogly holds a B.A. from the University of Colorado at Colorado Springs and a J.D. from the University of Oklahoma. Mr. Gallogly is a graduate of the Advanced Executive Program at the Kellogg Graduate School of Management at Northwestern University.

Sandra Beach Lin currently serves as a member of the board of directors of each of Trinseo PLC (NYSE: TSE) (f/k/a Trinseo S.A.), a global materials solutions provider and manufacturer of plastics and latex binders with a focus on delivering innovative, sustainable, and value-creating products, since November 2019; Avient Corporation (NYSE: AVNT) (f/k/a PolyOne Corporation), a leading provider of specialized and sustainable material solutions, since May 2013; Interface Biologics Inc. ("Interface"), a privately held, commercial stage developer of innovative material science technologies for Medtech and Pharmaceutical applications, since October 2012; Ripple Therapeutics Inc., a therapeutics and drug delivery company and Interface spin-off, since January 2020; and American Electric Power Company, Inc. (NASDAQ: AEP), one of the largest electric energy companies in the United States, since July 2012. Previously, Ms. Lin served as President and Chief Executive Officer of Calisolar, Inc. (n/k/a Silicor Materials Inc.), a global leader in the production of solar silicon, from August 2010 to December 2011; Executive Vice President, then Corporate Executive Vice President of Celanese Corporation (NYSE: CE), a global hybrid chemical company, from 2007 to 2010; Group Vice President of Avery Dennison Corporation (NYSE: AVY), a global materials science company specializing in the design and manufacture of a wide variety of labeling and functional materials, from 2005 to 2007; President of Alcoa Closure Systems International, a division of Alcoa Incorporated, a global aluminum leader, from 2002 to 2005; and in various executive positions at Honeywell International Inc. (NASDAQ: HON), a diversified manufacturing and technology company, from 1994 to 2001. Ms. Lin previously served on the board of directors of WESCO International, Inc. (NYSE: WCC), a leading provider of business-to-business distribution, logistics services and supply chain solutions, from 2002 to May 2019. Ms. Lin received her MBA in Marketing and Policy and Control from the Stephen M. Ross School of Business at the University of Michigan and her BBA in General Management from the University of Toledo.

Susan C. Schnabel is the Co-Founder and Co-Managing Partner of aPriori Capital Partners L.P. ("aPriori Capital"), an independent leveraged buyout fund advisor created in connection with the spin-off of DLJ Merchant Banking Partners from Credit Suisse in 2014. Prior to forming aPriori Capital, Ms. Schnabel worked at Credit Suisse as a Managing Director in the Asset Management Division and Co-Head of DLJ Merchant Banking, from 1998 to 2014. Prior to that, Ms. Schnabel served as Chief Financial Officer of PetSmart, Inc. (formerly NASDAQ:PETM), a retail chain engaged in the sale of pet animal products and services. Currently, Ms. Schnabel serves as a member of the Board of Directors of Altice USA, Inc., an American cable television provider, since June 2021, and as the Chair of the Audit Committee of Kayne Anderson BDC, Inc., a closed-end, non-diversified management investment company that qualifies as a business development company, since October 2020. She previously served as a member of the Board of Directors of each of Versum Materials, Inc. (formerly NYSE: VSM), a leading electronic materials company, from September 2016 until it was acquired by Merck KGaA, Darmstadt, Germany in October 2019, STR Holdings, Inc. (NYSE: STRI), a provider of encapsulants to the solar industry, from 2007 to 2014, Neiman Marcus, a luxury department store chain, from October 2010 to October 2013, Pinnacle Gas Resources, Inc. (formerly NASDAQ: PINN) (n/k/a Summit Gas Resources, Inc.), an independent energy company, from 2005 to 2011, Rockwood Holdings, Inc. (formerly NYSE: ROC), a performance additives and titanium dioxide business, from 2004 to 2009, and Shoppers Drug Mart Corporation (TSX: SC), a Canadian retail pharmacy chain, from 2001 to 2004. She has also served on a number of other boards, including Visant Corp, Jostens Inc, Arcade Bioplan, Merrill Corp. (n/k/a Datasite), Deffenbaugh Industries, DeCrane Aircraft Holdings, Inc., Enduring Resources, LLC, Laramie Energy LLC, Target Media Partners and Total Safety USA. Ms. Schnabel also serves as a Trustee of Cornell University (Finance Committee and Investment Committee), as a member of each of the California Institute of Technology - Investment Committee, the US Olympic & Paralympic Foundation Board of Directors - Finance Committee, and formerly served on the Board of Directors of the Los Angeles Music Center Foundation - Treasurer and Investment Committee. In addition, Ms. Schnabel recently completed her term on The Harvard Business School Alumni Advisory Board where she served on the Executive Committee. Ms. Schnabel received her B.S. in Chemical Engineering from Cornell University and her MBA from Harvard Business School.

Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to founding Starboard Value LP in April 2011, Mr. Smith was a Partner Managing Director of Ramius LLC ("Ramius"), a subsidiary of the Cowen Group, Inc. ("Cowen"), and the Chief Investment Officer of the Ramius Value and Opportunity Master Fund Ltd. Mr. Smith was also a member of Cowen's Operating Committee and Cowen's Investment Committee. Prior to joining Ramius in January 1998, he served as Vice President of Strategic Development of The Fresh Juice Company, Inc. (formerly NASDAQ: FRSH). He currently serves as the Chair of the Board of Directors of Papa John's International, Inc. (NASDAQ: PZZA), the world's third-largest pizza delivery company, since joining the Board of Directors in February 2019 and as a member of the Board of Directors of Cyxtera Technologies, Inc. (NYSE: CYXT) ("Cyxtera"), a provider of data center colocation, enterprise bare metal, and interconnectivity services from a footprint of sixty-two data centers around the world, since July 2021. Mr. Smith was formerly the Chair of the Board of Directors of Starboard Value Acquisition Corp. (formerly NASDAQ: SVAC), a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, from November 2019 until it merged with Cyxtera in July 2021; Advance Auto Parts, Inc. (NYSE: AAP), one of the largest retailers of automotive replacement parts and accessories in the United States, from May 2016 to May 2020; Darden Restaurants, Inc. (NYSE: DRI), a multi-brand restaurant operator, from October 2014 to April 2016; and Phoenix Technologies Ltd. (formerly NASDAQ: PTEC), a provider of core systems software products, services, and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010. In addition, Mr. Smith previously served on the Board of Directors of a number of public companies, including: Perrigo Company plc (NYSE; TASE: PRGO), a leading global healthcare company, from February 2017 to August 2019; Yahoo! Inc. (formerly NASDAQ: YHOO), a web services provider, from April 2016 until its operating business was sold to Verizon Communications Inc. in June 2017; Quantum Corporation (NASDAQ: QMCO) (formerly NYSE: QTM), a global expert in data protection and big data management, from May 2013 to May 2015; Office Depot, Inc. (formerly NYSE: ODP) (n/k/a The ODP Corporation)(NASDAQ: ODP), an office supply company, from August 2013 to September 2014; Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013; Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012; Zoran Corporation (formerly NASDAQ: ZRAN), a provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011; Actel Corporation (formerly NASDAQ: ACTL), a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation in October 2010; Kensey Nash Corporation (formerly NASDAQ: KNSY), a medical technology company, from December 2007 to February 2009; S1 Corporation (formerly NASDAQ: SONE), a provider of customer interaction software for financial and payment services, from May 2006 to September 2008; and The Fresh Juice Company, Inc., from 1996 until its sale to the Saratoga Beverage Group, Inc. in 1998. Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics.

Starboard has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer's Board, generally.

Item 5.   Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 218,030,754 Shares outstanding, as of October 20, 2021, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2021.

A.   Starboard V&O Fund

(a)   As of the close of business on January 11, 2022, Starboard V&O Fund beneficially owned 8,174,516 Shares.

Percentage: Approximately 3.7%

(b)   1. Sole power to vote or direct vote: 8,174,516
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,174,516
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.   Starboard S LLC

(a)   As of the close of business on January 11, 2022, Starboard S LLC beneficially owned 1,390,834 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 1,390,834
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,390,834
4. Shared power to dispose or direct the disposition: 0

(c)   The transaction in the Shares by Starboard S LLC during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

C.   Starboard C LP

      (a)   As of the close of business on January 11, 2022, Starboard C LP beneficially owned 830,599 Shares.

                Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 830,599
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 830,599
                4. Shared power to dispose or direct the disposition: 0

      (c)   The transaction in the Shares by Starboard C LP during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

D.   Starboard P LP

      (a)   As of the close of business on January 11, 2022, Starboard P LP beneficially owned 1,267,328 Shares.

                Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 1,267,328
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 1,267,328
                4. Shared power to dispose or direct the disposition: 0

      (c)   Starboard P LP has not entered into any transactions in the Shares during the past sixty days.

E.   Starboard P GP

      (a)   Starboard P GP, as the general partner of Starboard P LP, may be deemed the beneficial owner of the 1,267,328 Shares owned by Starboard P LP.

                Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 1,267,328
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 1,267,328
                4. Shared power to dispose or direct the disposition: 0

      (c)   Starboard P GP has not entered into any transactions in the Shares during the past sixty days.

F.   Starboard R LP

      (a)   Starboard R LP, as the general partner of Starboard C LP and the managing member of Starboard P GP, may be deemed the beneficial owner of the (i) 830,599 Shares owned by Starboard C LP and (ii) 1,267,328 Shares owned by Starboard P LP.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 2,097,927
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,097,927
4. Shared power to dispose or direct the disposition: 0

(c) Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Starboard C LP during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

G. Starboard L Master

(a) As of the close of business on January 11, 2022, Starboard L Master beneficially owned 581,804 Shares.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 581,804
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 581,804
4. Shared power to dispose or direct the disposition: 0

(c) The transaction in the Shares by Starboard L Master during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

H. Starboard L GP

(a) Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 581,804 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 581,804
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 581,804
4. Shared power to dispose or direct the disposition: 0

(c) Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Starboard L Master during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

I. Starboard R GP

(a) Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 830,599 Shares owned by Starboard C LP, (ii) 1,267,328 Shares owned by Starboard P LP and (iii) 581,804 Shares owned by Starboard L Master.

Percentage: Approximately 1.2%

(b)   1. Sole power to vote or direct vote: 2,679,731
        2. Shared power to vote or direct vote: 0
        3. Sole power to dispose or direct the disposition: 2,679,731
        4. Shared power to dispose or direct the disposition: 0

(c)   Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.   Starboard Echo II LLC

(a)   As of the close of business on January 11, 2022, Starboard Echo II LLC beneficially owned 190,258 Shares.

        Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 190,258
        2. Shared power to vote or direct vote: 0
        3. Sole power to dispose or direct the disposition: 190,258
        4. Shared power to dispose or direct the disposition: 0

(c)   Starboard Echo II LLC has not entered into any transactions in the Shares during the past sixty days.

K.   Starboard Leaders Fund

(a)   Starboard Leaders Fund, as a member of Starboard Echo II LLC, may be deemed the beneficial owner of the 190,258 Shares owned by Starboard Echo II LLC.

        Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 190,258
        2. Shared power to vote or direct vote: 0
        3. Sole power to dispose or direct the disposition: 190,258
        4. Shared power to dispose or direct the disposition: 0

(c)   Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days.

L.   Starboard A LP

(a)   Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Echo II LLC and Starboard G GP, may be deemed the beneficial owner of the (i) 190,258 Shares owned by Starboard Echo II LLC and (ii) 2,727,115 Shares owned by Starboard G LP.

        Percentage: Approximately 1.3%

36

      (b)   1. Sole power to vote or direct vote: 2,917,373
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 2,917,373
                    4. Shared power to dispose or direct the disposition: 0

      (c)   Starboard A LP has not entered into any transactions in the Shares during the past sixty days.

M.   Starboard A GP

      (a)   Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 190,258 Shares owned by Starboard Echo II LLC and (ii) 2,727,115 Shares owned by Starboard G LP.

              Percentage: Approximately 1.3%

      (b)   1. Sole power to vote or direct vote: 2,917,373
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 2,917,373
                    4. Shared power to dispose or direct the disposition: 0

      (c)   Starboard A GP has not entered into any transactions in the Shares during the past sixty days.

N.   Starboard X Master

      (a)   As of the close of business on January 11, 2022, Starboard X Master beneficially owned 1,787,656 Shares.

              Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 1,787,656
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 1,787,656
                    4. Shared power to dispose or direct the disposition: 0

      (c)   The transaction in the Shares by Starboard X Master during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

O.   Starboard G LP

      (a)   As of the close of business on January 11, 2022, Starboard G LP beneficially owned 2,727,115 Shares.

              Percentage: Approximately 1.3%

      (b)   1. Sole power to vote or direct vote: 2,727,115
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 2,727,115
                    4. Shared power to dispose or direct the disposition: 0

(c)   Starboard G LP has not entered into any transactions in the Shares during the past sixty days.

P.   Starboard G GP

(a)   Starboard G GP, as the general partner of Starboard G LP, may be deemed the beneficial owners of the 2,727,115 Shares owned by Starboard G LP.

Percentage: Approximately 1.3%

(b)   1. Sole power to vote or direct vote: 2,727,115
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,727,115
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard G GP has not entered into any transaction in the Shares during the past sixty days.

Q.   Starboard Value LP

(a)   As of the close of business on January 11, 2022, 1,867,708 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master, Starboard G LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,787,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.6%

(b)   1. Sole power to vote or direct vote: 18,817,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,817,818
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

R.   Starboard Value GP

(a)   Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,787,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.6%

(b)   1. Sole power to vote or direct vote: 18,817,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,817,818
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

S.   Principal Co

(a)   Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,787,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.6%

(b)   1. Sole power to vote or direct vote: 18,817,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,817,818
4. Shared power to dispose or direct the disposition: 0

(c)   Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

T.   Principal GP

(a)   Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,787,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.6%

(b)   1. Sole power to vote or direct vote: 18,817,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,817,818
4. Shared power to dispose or direct the disposition: 0

(c)   Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

U.   Messrs. Smith and Feld

(a)   Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,787,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.6%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,817,818
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,817,818

(c)   None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

V.   Mr. Gallogly and Mses. Lin and Schnabel

(a)   As of the close of business on January 11, 2022, none of Mr. Gallogly or Mses. Lin or Schnabel owned any Shares.

Percentage: 0%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)   None of Mr. Gallogly or Mses. Lin or Schnabel has entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 11, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the "Solicitation"), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master, Starboard G LP and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard has signed separate letter agreements (the "Indemnification Agreements") with each of the Nominees (other than Mr. Smith) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Starboard has signed compensation letter agreements (the "Compensation Letter Agreements") with each of the Nominees (other than Mr. Smith and Ms. Lin), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of such Nominee to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the solicitation of proxies in favor of such Nominee's election as a director of the Issuer. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the "Nominee Shares"), subject to Starboard's right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell common stock, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer's appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee's nomination or appointment as a director of the Issuer, (iii) Starboard's withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

As previously disclosed, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account entered into forward purchase contracts with Bank of America as the counterparty providing for the purchase of an aggregate of 3,081,449 Shares, 546,525 Shares, 326,981 Shares, 244,072 Shares, 614,065 Shares and 791,582 Shares, respectively (each a "BA Forward Contract"). Each of the BA Forward Contracts had a final valuation date of September 6, 2022, however, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account had the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account exercised the BA Forward Contracts and thereby acquired an aggregate of 3,081,449 Shares, 546,525 Shares, 326,981 Shares, 244,072 Shares, 614,065 Shares and 791,582 Shares, respectively. Accordingly, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account is no longer a party to the BA Forward Contracts.

As previously disclosed, Starboard V&O Fund entered into forward purchase contracts with UBS as the counterparty providing for the purchase of an aggregate of 1,400,000 Shares (each a "UBS Forward Contract"). Each of the UBS Forward Contracts had a final valuation date of March 15, 2023, however, Starboard V&O Fund had the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Starboard V&O Fund exercised the UBS Forward Contracts and thereby acquired an aggregate of 1,400,000 Shares. Accordingly, Starboard V&O Fund is no longer a party to the UBS Forward Contracts.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1   Letter to the CEO and Chairman of the Board of Directors of the Issuer, dated January 12, 2022.

99.2   Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard P Fund LP, Starboard Value P GP LLC, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard Leaders Echo II LLC, Starboard Leaders Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard X Master Fund Ltd, Starboard G Fund, L.P., Starboard Value G GP, LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, James L. Gallogly, Sandra Beach Lin and Susan C. Schnabel, dated January 11, 2022.

99.3   Form of Indemnification Letter Agreement.

99.4   Form of Compensation Letter Agreement.

99.5   Powers of Attorney.

<u>SIGNATURES</u>

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
    its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
    its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
By: Starboard Value L LP,
    its general partner

STARBOARD LEADERS ECHO II LLC
By: Starboard Value A LP,
    its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP,
    its managing member

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
    its general partner

STARBOARD P FUND LP
By: Starboard Value P GP LLC,
    its general partner

STARBOARD VALUE P GP LLC
By: Starboard Value R LP,
    its member

STARBOARD G FUND, L.P.
By: Starboard Value G GP, LLC,
    its general partner

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD X MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE G GP, LLC
By: Starboard Value A LP,
    its managing member

STARBOARD VALUE LP
By: Starboard Value GP LLC,
    its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
    its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
    its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
                _____
           Name: Jeffrey C. Smith
           Title: Authorized Signatory

/s/ Jeffrey C. Smith
_____
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, James L. Gallogy, Sandra Beach Lin and Susan C. Schnabel

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD			
Exercise of Forward Contract	1,400,000	26.1985	12/28/2021
Exercise of Forward Contract	3,081,449	26.2088	12/28/2021
STARBOARD VALUE AND OPPORTUNITY S LLC			
Exercise of Forward Contract	546,525	26.1517	12/28/2021
STARBOARD VALUE AND OPPORTUNITY C LP			
Exercise of Forward Contract	326,981	26.1472	12/28/2021
STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP			
Exercise of Forward Contract	244,072	26.1850	12/28/2021
STARBOARD X MASTER FUND LTD			
Exercise of Forward Contract	614,065	26.2775	12/28/2021
STARBOARD VALUE LP **(Through the Starboard Value LP Account)**			
Exercise of Forward Contract	791,582	36.0738	01/10/2022



January 12, 2022

Peter R. Huntsman, Chairman of the Board
c/o Corporate Secretary
Huntsman Corporation
10003 Woodloch Forest Drive
The Woodlands, TX 77380

cc: Board of Directors

Dear Peter,

As you know, Starboard Value LP, together with its affiliates ("Starboard"), is one of the largest shareholders of Huntsman Corporation ("Huntsman" or the "Company"). We believe that Huntsman's operating performance and capital allocation can be meaningfully improved and significant opportunities exist within the control of both management and the Board of Directors (the "Board") to unlock substantial value for all shareholders.

We invested in Huntsman because of the Company's strong market positions, diverse product portfolios, innovative chemistries and difficult to replicate manufacturing footprint. Huntsman has a substantial opportunity to improve profitability and we believe the Company's historical operating performance has dramatically understated the intrinsic value of the Company's assets. In addition, we believe Huntsman's decade-long valuation discount to peers is a clear sign of investor skepticism, and that greater management accountability and Board oversight could both help regain shareholder confidence and eventually pave the way towards an improved valuation.[1]

Our dialogue over the past few months has led us to believe that we share similar aspirations for the Company, namely to see Huntsman transformed into a best-in-class differentiated chemicals manufacturer. We have also been pleased by the Company's recent announcements around financial targets, capital allocation priorities and portfolio changes, which incorporate many of our suggestions. However, we hope the Board recognizes that it is not a lack of aspiration, but a lack of execution, that has historically frustrated shareholders.

At Huntsman's 2014 Investor Day, shareholders likely took no issue with the Company's aspiration to achieve $2.0 billion of Adjusted EBITDA over two to three years. Instead, we believe shareholder frustration was directed at the Company's subsequent financial performance where Adjusted EBITDA actually *declined* by over $350 million.[2] At Huntsman's 2016 Investor Day, we believe shareholders also came away content with the Company's aspiration to achieve $1.7 billion of Adjusted EBITDA by the following year's end.[3] However, yet again, the Company fell short, and were it not for a $125 million

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[1] Celanese Corporation, The Dow Chemical Company and Eastman Chemical Company were designated as primary peers in Huntsman's 2014 and 2016 Investor Day materials. However, this analysis contains elements of subjectivity and as the full universe of potential Huntsman peers is not listed here, the comparisons made herein may differ materially as a result.
[2] Greater than $350 million decline calculated as the difference between 2016 Adjusted EBITDA and 2014 pro forma Adjusted EBITDA per the Company's Q4 2014 earnings press release.
[3] $1.7 billion Adjusted EBITDA target calculated per page 91 of the Company's 2016 Investor Day presentation, and assumes $400 million normalized Pigments & Additives Adjusted EBITDA.

one-time commodity price boon, would have posted even more disappointing results.[4] Finally, at Huntsman's investor day in 2018, no one, we believe, would dare accuse the Company of lacking aspiration when it set a target for 10% Adjusted EBITDA CAGR and improving the share price by $27, an over 80% improvement over two and a half years, implying Huntsman stock would be worth approximately $60 per share in 2020. Yet again, even before the onset of 2020's global pandemic, Adjusted EBITDA had again already *declined* by more than $300 million between 2018 and 2019, and it was clear that the Company's aspirations would remain fiction, especially with the stock having declined into the mid-$20s, nowhere near the $60 price target initially envisioned.[5] Collectively, the Company's years of missed execution and unfulfilled promises have translated into poor stock price performance, leaving long-term shareholders significantly worse off than if they had simply invested in the chemical or broader market indices – this is especially true for the Company's most loyal shareholders who participated in the Huntsman initial public offering and have underperformed both the chemical and S&P 500 indices by 330% and 337%, respectively, through our Schedule 13D filing date.[6]

While we want to reiterate both our firm belief that Huntsman possesses excellent assets and our excitement around the Company's value creation potential, we also firmly believe that years of operational underperformance have created significant entrenched skepticism among the shareholder base. We believe shareholders are not only skeptical that the Company will finally begin to deliver on its commitments, but also that the Board will hold management accountable if it falters. After years of poor governance, we recognize that the Company has reactively added new directors. Unfortunately, the Board's actions over the past two weeks have left us incredibly concerned that new faces are simply perpetuating old shareholder-unfriendly tendencies.

As you are well aware, we had hoped to collaborate on a plan for Board refreshment to bring talented, objective, independent and fervent shareholder advocates into the boardroom. We had explained that the timing of such refreshment seemed appropriate as a number of incumbent and highly conflicted directors were nearing or had already surpassed the Company's mandated retirement age. However, rather than engage constructively with us, the Board inexplicably chose to react in a highly defensive manner, taking three distinct actions over the past two weeks that we believe were intended to disenfranchise shareholders. First, the Board chose to quickly replace its most tenured members and suggested to shareholders that these replacements were part of a planned board refreshment process, a questionable claim when at least two outgoing members had previously been allowed to serve for years after exceeding the Board's suggested retirement age. Second, the Board maneuvered to abridge the director nomination window for shareholders from nearly a month to just ten days. In continued poor form, the Company issued the press release notifying shareholders of such action on the Sunday after New Year's Day, seemingly hoping to catch shareholders unaware or to further reduce the nominating window's practical number of business days, or both.[7] Finally, the Board has refused our repeated requests to allow shareholders the use of a Universal Proxy Card ("Universal Card") despite the Securities and Exchange Commission having already adopted rules requiring the use of a Universal Card for all contested annual meeting elections after August 31, 2022. The Board's refusal to use a Universal Card is especially perplexing because the use of a Universal Card is widely acknowledged as a governance best practice and offers shareholders the greatest ability to vote for their preferred mix of director nominees. Collectively, the Board's recent actions have further confirmed that change is necessary in order to

---

[4] While the Company spun off its Pigments & Additives business in mid-2017, the Company, at its 2016 Investor Day, had previously expected to generate $1,300 million EBITDA by 2017 when excluding the Pigments & Additives business. Actual EBITDA, pro forma for the Pigments & Additives spin-off and inclusive of the $125 million commodity price boon disclosed in the Company's Q4 2017 earnings presentation, was $1,259 million.
[5] Adjusted EBITDA decline calculated pro forma for the Company's Chemical Intermediates divestiture.
[6] Stock price performance includes the impact of dividends. Performance measured from end of day February 11, 2005, the date of Huntsman's IPO, through September 27, 2021, the last trading day prior to Starboard's Schedule 13D filing.
[7] The initial director nomination deadline for the 2022 Annual Meeting was January 28, 2022, which was abridged pursuant to the Company's bylaws to January 12, 2022 following the Company's announcement in a press release issued on January 2, 2022 that the 2022 Annual Meeting would be held more than 30 days earlier than the anniversary of the 2021 Annual Meeting.

provide shareholders with a Board that can provide proper independence, governance, and accountability.

For this reason, we are nominating four exceptional, experienced and highly-qualified nominees for election to the Board at the 2022 Annual Meeting, including a direct Starboard representative. We believe shareholders deserve a Board that is unburdened by past loyalties, welcomes fresh viewpoints, and demands accountability so that the Company can maximize its incredible potential. Starboard has a long history of driving operational, financial, strategic and governance changes that benefit employees, customers, and shareholders. We firmly believe that with the right Board in place, Huntsman can be a best-in-class company in its industry and generate significant value for all shareholders.

We are confident the professionals we have nominated are incredibly well-qualified to serve as directors of Huntsman. This group of extremely impressive director candidates has backgrounds spanning operations, finance, private equity, restructuring, strategic transformation and public company governance. As a group, they have substantial and highly successful experience in the chemical, energy and broader industrial industries. Collectively, they have decades of experience as CEOs, senior executives, chairmen and directors of well-performing chemical and industrial companies. It is clear to us that direct representation of shareholders is needed, especially in light of recent actions taken by the Board, including its newest directors, which serve to disenfranchise the Company's shareholders. For the benefit of other Huntsman shareholders, we have included detailed biographies of our nominees in an appendix to this letter.

Our goal is to represent the best interests of all shareholders and we believe our actions will place the Company on a path to best-in-class operational performance, greater accountability and great shareholder returns. We remain available to discuss these –and other topics – with you and, of course, remain open-minded about reaching a mutually agreeable solution.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP

BIOGRAPHIES OF THE NOMINEES ARE ON THE FOLLOWING PAGES

Biographies of Starboard's nominees (in alphabetical order)



James L. Gallogly

Operating Experience

Mr. Gallogly previously served as Chief Executive Officer and Chairman of the Management Board of LyondellBasell Industries N.V., a global plastic, chemical and refining company.

Prior to LyondellBasell, Mr. Gallogly held several executive roles at ConocoPhillips, an energy company, including Executive Vice President of Worldwide Exploration and Production and Executive Vice President of Refining, Marketing and Transportation.

Public Board Experience

Mr. Gallogly previously served as a director of Continental Resources and of E.I. du Pont de Nemours and Company.



Sandra Beach Lin

Operating Experience

Ms. Lin is the former President and Chief Executive Officer of Calisolar, Inc., a global leader in the production of solar silicon.

Previously, Ms. Lin was Executive Vice President of Celanese Corporation. Prior to Celanese, Ms. Lin held global senior executive positions at Avery Dennison Corporation, Alcoa and Honeywell International.

Public Board Experience

Ms. Lin currently serves as a director of Trinseo PLC, Avient Corporation and American Electric Power Company, Inc.

Ms. Lin previously served as a director of WESCO International, Inc.



Susan C. Schnabel

Operating Experience

Ms. Schnabel is the Co-Founder and Co-Managing Partner of aPriori Capital Partners L.P.

Previously, Ms. Schnabel served as Managing Director of Credit Suisse Asset Management and Co-Head of DLJ Merchant Banking. Prior to that, Ms. Schnabel served as Chief Financial Officer of PetSmart, Inc.

Public Board Experience

Ms. Schnabel currently serves as a director of Altice USA, Inc.

Ms. Schnabel previously served as a director of Versum Materials, STR Holdings, Neiman Marcus, Pinnacle Gas Resources, Rockwood Holdings and Shoppers Drug Mart Corporation (TSX).



Jeffrey C. Smith

Operating Experience

Mr. Smith is a Managing Member, Chief Executive Officer, and Chief Investment Officer of Starboard Value LP.

Prior to founding Starboard, Mr. Smith was a Partner and Managing Director of Ramius LLC, Chief Investment Officer of the Ramius Value and Opportunity Master Fund and a member of Cowen's Operating Committee and Cowen's Investment Committee.

Public Board Experience

Mr. Smith currently serves as Chair of the board of directors of Papa John's International, Inc. and as a director of Cyxtera Technologies, Inc.

Previously, Mr. Smith served as Chair of the board of directors of Advance Auto Parts, Darden Restaurants, and Phoenix Technologies, and has served as a director on a number of other public company boards.

Exhibit 99.2

JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Huntsman Corporation, a Delaware corporation (the "Company");

WHEREAS, Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), Starboard P Fund LP, a Cayman Islands exempted limited partnership ("Starboard P LP"), Starboard Value P GP LLC, a Delaware limited liability company, Starboard Value R LP, a Delaware limited partnership, Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), Starboard Value L LP, a Delaware limited partnership, Starboard Value R GP LLC, a Delaware limited liability company, Starboard Leaders Echo II LLC, a Delaware limited liability company ("Starboard Echo II LLC"), Starboard Leaders Fund LP, a Delaware limited partnership ("Starboard Leaders Fund"), Starboard Value A LP, a Delaware limited partnership, Starboard Value A GP LLC, a Delaware limited liability company, Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), Starboard G Fund, L.P., a Delaware limited partnership ("Starboard G LP"), Starboard Value G GP, LLC, a Delaware limited liability company, Starboard Value LP, a Delaware limited partnership, Starboard Value GP LLC, a Delaware limited liability company, Starboard Principal Co LP, a Delaware limited partnership, Starboard Principal Co GP LLC, a Delaware limited liability company, Jeffrey C. Smith and Peter A. Feld (collectively, "Starboard"), James L. Gallogly, Sandra Beach Lin and Susan C. Schnabel wish to form a group for the purpose of seeking representation on the Board of Directors of the Company (the "Board") at the 2022 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 11th day of January 2022 by the parties hereto:

1.   In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/her/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2.   So long as this agreement is in effect, each of James L. Gallogly, Sandra Beach Lin and Susan C. Schnabel agrees to provide Starboard advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership so that Starboard has an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear any such potential transaction in the securities of the Company by James L. Gallogly, Sandra Beach Lin and Susan C. Schnabel. Each of James L. Gallogly, Sandra Beach Lin and Susan C. Schnabel agrees that he or she shall not undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior written consent of Starboard.

3.   So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan") of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction

4.   Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board at the Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

5.   Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master and Starboard G LP and Starboard Value LP shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agree to pay directly all such pre-approved expenses on a pro rata basis between Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master, Starboard G LP and Starboard Value LP through a certain account managed by Starboard Value LP (the "Starboard Value LP Account") based on the number of Shares in the aggregate beneficially owned by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master and Starboard G LP and held in the Starboard Value LP Account on the date hereof.

6.   Each of the undersigned agrees that any SEC filing, press release or stockholders communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 4 shall be first approved by Starboard, or its representatives, which approval shall not be unreasonably withheld.

7.   The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/she/it deems appropriate, in his/her/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

8.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

9.   In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

10.   Any party hereto may terminate his/her/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by fax to Steve Wolosky at Olshan, Fax No. (212) 451-2222.

11.   Each party acknowledges that Olshan shall act as counsel for both the Group and Starboard and its affiliates relating to their investment in the Company.

12.   Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
    its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
    its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
By: Starboard Value L LP,
    its general partner

STARBOARD LEADERS ECHO II LLC
By: Starboard Value A LP,
    its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP,
    its managing member

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
    its general partner

STARBOARD P FUND LP
By: Starboard Value P GP LLC,
    its general partner

STARBOARD VALUE P GP LLC
By: Starboard Value R LP,
    its member

STARBOARD G FUND, L.P.
By: Starboard Value G GP, LLC,
    its general partner

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD X MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE G GP, LLC
By: Starboard Value A LP,
    its managing member

STARBOARD VALUE LP
By: Starboard Value GP LLC,
    its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
    its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
    its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
       Name: Jeffrey C. Smith
       Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

/s/ James L. Gallogly
JAMES L. GALLOGLY

/s/ Sandra Beach Lin
SANDRA BEACH LIN

/s/ Susan C. Schnabel
SUSAN C. SCHNABEL

Exhibit 99.3

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18ᵗʰ Floor
New York, New York 10017

January __, 2022

_____
_____
_____

Re: Huntsman Corporation

Dear _____:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Huntsman Corporation (the "Company") in connection with the proxy solicitation that Starboard Value and Opportunity Master Fund Ltd and its affiliates (collectively, the "Starboard Group") is considering undertaking to nominate and elect directors at the Company's 2022 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Starboard Group Solicitation"). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter ("Agreement") will set forth the terms of our agreement.

The members of the Starboard Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Starboard Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Starboard Group Solicitation and any related transactions (each, a "Loss").

In the event you are notified or otherwise become aware of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Starboard Group prompt written notice (including through electronic submission) of such claim or Loss (provided that failure to promptly notify the Starboard Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Starboard Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Starboard Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Starboard Group, any confidential, proprietary or non-public information (collectively, "Information") of the Starboard Group or its affiliates which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Starboard Group or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Starboard Group so that the Starboard Group or any member thereof may seek a protective order or other appropriate remedy or, in the Starboard Group's sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Starboard Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Starboard Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Starboard Group and, upon the request of a representative of the Starboard Group, all such Information shall be returned or, at the Starboard Group's option, destroyed by you, with such destruction confirmed by you to the Starboard Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

* * *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

STARBOARD VALUE AND OPPORTUNITY MASTER FUND
LTD
By: Starboard Value LP, its investment manager

By: _____
Name:
Title:

ACCEPTED AND AGREED:

_____

Exhibit 99.4

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18ᵗʰ Floor
New York, New York 10017

January __, 2022

_____
_____
_____

Dear _____:

This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of a group of investors (the "Starboard Group"), including Starboard Value and Opportunity Master Fund Ltd, an affiliate of Starboard Value LP, for election as a director of Huntsman Corporation (the "Company") at the Company's 2022 annual meeting of stockholders including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

In consideration of your agreement to be named and serve as a nominee of the Starboard Group for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you (i) $25,000 in cash upon the Starboard Group submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated) and (ii) $25,000 in cash upon the filing by the Starboard Group of a definitive proxy statement with the U.S. Securities and Exchange Commission relating to a solicitation of proxies in favor of your election as a director of the Company at the Annual Meeting. You hereby agree to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company (the "Nominee Shares") at such time that you shall determine, but in any event no later than fourteen (14) days after receipt of such compensation; provided, however, in the event you are unable to transact in the securities of the Company due to possession of material non-public information or any other limitation or restriction, you shall have fourteen (14) days from the first date that you can transact in the securities of the Company to acquire such securities; provided, further, that the Starboard Group shall have the right to waive the requirement to purchase Nominee Shares at any time by providing you with prior notice of any such waiver. During the term of this letter agreement, you agree not to sell, transfer or otherwise dispose of any Nominee Shares; provided, however, in the event that the Company enters into a business combination with a third party, you may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

The term of this letter agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company's appointment or nomination of you for election as a director of the Company, (ii) the date of any agreement with the Company in furtherance of your nomination or appointment as a director of the Company, (iii) the Starboard Group's withdrawal of your nomination for election as a director of the Company, and (iv) the date of the Annual Meeting.

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP, its investment manager

By: _____
Name:
Title:

Accepted and Agreed to:

_____

Exhibit 99.5

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Huntsman Corporation (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of January 2022.

/s/ James L. Gallogly
JAMES L. GALLOGLY

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Huntsman Corporation (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of January 2022.

/s/ Sandra Beach Lin
SANDRA BEACH LIN

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Huntsman Corporation (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3. executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of January 2022.

/s/ Susan C. Schnabel
SUSAN C. SCHNABEL